Exhibit 4.3

                            PREAMBLES AND RESOLUTIONS

     WHEREAS, the Company is indebted to Beckman, Millman & Sanders, LLP for legal services rendered, and

     WHEREAS, Steven A. Sanders is a partner in the firm of Beckman, Millman & Sanders, LLP, be it

     RESOLVED, that 200,000 shares be issued to Steven A. Sanders on behalf of the firm for legal services rendered, and be it

     FURTHER RESOLVED, that all of the above referenced shares of the Company's common stock be registered in a registration statement on Form S-8 to be filed with the Securities and Exchange Commission, and be it

     FURTHER RESOLVED, that the officers of the Corporation be and hereby are, authorized and directed to take all actions, and execute all instruments and other documents in the name and on behalf of the Corporation as such officers shall determine to be necessary or advisable in order to effectuate the foregoing resolutions and to carry out the purposes thereof.